NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2
US OTC Symbol: ABGFF

AMERICAN BONANZA FILES COPPERSTONE FEASIBILITY STUDY ON SEDAR

March 17, 2010 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to announce its National Instrument (“NI”) 43-101 compliant 2010 Feasibility Study (the “Study”) for its 100% owned Copperstone Gold Mine in Arizona is now available on SEDAR (www.sedar.com).

As previously announced on February 3, 2010, the Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains Bonanza’s primary focus, and Bonanza plans to continue the permitting process with the objective of taking Copperstone into production during 2010.

The Study was prepared by Continental Metallurgical Services under the guidance of Todd Fayram, B.S. Eng, MMSA-QP(M) a Qualified Person under NI 43-101. The full Study is also available at www.americanbonanza.com.

The Copperstone Gold Mine is estimated to produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months, as previously announced. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

Copperstone Economic Sensitivities at various Gold Prices:

Gold Price Case	Gold Price (US$/Oz)	IRR (%)	Undiscounted pre- tax Cash Flow (US$)	Net Cumulative After-Tax Cash Flow (US$)	Net Present Value After-Tax (US$) (Discounted)
Very Low	$650	17.0%	$7,380,073	$7,380,073	$4,488,124
Low	$850	74.3%	$50,162,532	$47,461,378	$37,194,541
Base Case	$962	96.3%	$74,169,910	$64,763,463	$51,291,204
Spot	$1104	120.5%	$104,496,256	$85,434,230	$68,089,302
High	$1250	145.1%	$135,727,452	$106,035,800	$84,874,376
Very High	$1400	170.4%	$167,814,296	$126,868,118	$101,878,924

(Spot gold price of $1104 per ounce on www.kitco.com on December 28, 2009)

The Study results indicate a total of 256,430 ounces of gold can be mined from current known diluted Proven and Probable Mineral Reserves during the 6.3 year mine life at Copperstone.

Highlights of results from the Study include (results shown are for the Base Case, except the Spot Gold price case which uses Spot gold price of $1104 as discussed above):

Net Present Value Base Case:	$51 million (USD)
Net Present Value Spot Gold Case:	$68 million (USD)
Internal Rate of Return:	96%
Gold Production:	25,000 to 55,000 ounces per year
Mine Life:	6.3 years with expansion potential
Payback Period:	13 months
Capital Cost:	$17.74 million (USD), including contingencies, working capital, reclamation bonding, etc.
Total Mined Ounces:	256,431 ounces
Total Gold Recovered:	230,700 ounces
Average Resource Grade (M&I):	0.302 oz per ton, 10.4 grams per tonne
Cash Production Cost:	$415 per ounce of gold produced
Total Production Cost:	$624 per ounce of gold produced
Permit Timeline Target:	July 2010

The Base Case is on an After Tax basis, with future cash flows discounted to present. Key Base Case assumptions for the Study include:

Gold Price:	$962 per ounce of gold (USD)
Discount Rate:	5%
Production Rate:	450 tons per day = 157,500 tons per year
Cumulative Mine Production (P&P):	1.0 million tons @ a diluted grade of 0.256 ounces per ton
(8.76 grams per tonne) gold
Cash operating costs:	$95.64 per ton of ore milled
Mining:	$60.64 per ton mined, including development
Processing ore:	$21.75 per ton milled
G&A:	$13.25 per ton milled
Mining dilution:	10.3% at zero gold grade
Tax Regime	U.S. Federal, Arizona State
Gold Recovery:	90%
Cutoff Grade:	0.131 ounces/ton (4.5 grams per tonne gold)

This financial analysis has been estimated based on the diluted Proven and Probable Mineral Reserves which are derived from only the Measured and Indicated Mineral Resources. The cost estimates are based on contract mining and processing of the flotation concentrates at off-site processing facilities located in the southwestern United States.

The Patch Living Trust (“PLT”) represents the Lessor’s interest in Copperstone. The lease is for a ten year term, and is perpetually renewable on the existing terms at Bonanza’s discretion. The PLT royalty is a production gross royalty calculated on a sliding scale based on gold price. The royalty is currently at the maximum 6%. The lease calls for an advanced royalty payment of $30,000 per year which is recoverable from future production royalties. To date, US$420,000 has been prepaid on the future royalties and will be deducted from initial royalty payments.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is working to re-activate mining at the development-stage Copperstone gold property in Arizona, is well financed and has no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

Note: All numbers may not add up to total due to rounding.

QUALIFIED PERSONS

The technical information in this news release and in Bonanza’s associated technical reports was prepared in accordance with the standards of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and was reviewed by Chris Pratt, Bonanza's Geologist at Copperstone and Qualified Person (“QP”) under NI 43-101.

DATA QUALITY ASSURANCE AND QUALITY CONTROL

As previously disclosed, the drill samples at Copperstone were collected by Bonanza personnel at the drill for each drill hole. All of Bonanza's facilities are secure, inside the fenced compound. The core was transported to Bonanza's core processing facility on site at Copperstone by Bonanza personnel.

All core was logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples were selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core was geologically logged and stored on site as reference samples. The samples were bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information was recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collected samples from the secure facility at Copperstone and transported the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada received the samples and took custody of the samples. AAL is ISO/IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples were dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. Samples were routinely assayed in duplicate. There is good correlation between the duplicate assays, and Bonanza’s QA/QC program and database integrity have been reviewed by several previous independent studieds, and as part of the current Feasibility Study, where it has been judged appropriate for the uses herein. All samples greater than 0.100 opt, standards, and blanks were routinely submitted to additional labs for verification. Standards were routinely inserted for assay. Check assays were routinely submitted to BSI-Inspectorate, Sparks, NV for an additional 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel delivered the samples to the check lab.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The Resource and Reserve estimates included in this news release are estimates and no assurances can be given that the indicated level of gold production will be achieved. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and sampling results and industry practices. Valid estimates made at any given time may significantly change when new information becomes available, and reserve estimates established at any given time may, as a result of macro-economic or other factors, cease to be valid in the future.

While the Company believes that the resource and reserve estimates included in this news release are accurate, by their nature resource and reserve estimates are imprecise and depend to a certain extent upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company, and adversely affect the results of the Study. Investors are cautioned not to assume that any part or all of the mineral deposit will ever be extracted or processed at a profit.

US Investors are cautioned that the reserve estimates disclosed in this news release have been calculated pursuant to Canadian standards, and may not be considered “reserves” by the U.S. Securities and Exchange Commission.

CAUTIONARY NOTE CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms "Measured and Indicated Mineral Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term "Inferred Mineral Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Mineral Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

FORWARD LOOKING INFORMATION

This news release includes certain statements that may be deemed "forward-looking statements" or “forward-looking information” (“FLI”). FLI relates to future events or future performance and reflect Bonanza’s management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, permitting and approval timelines, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. This FLI is provided of the date of this document and Bonanza does not intend, and does not assume any obligation, to update this FLI except as required by law. Although the Company believes the expectations expressed in FLI are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Bonanza provides the following specific risk disclosure associated with certain statements contained in this news release which may be deemed FLI, referenced to the section of this news release which provides the information or statement. Investors are cautioned to read the below risk related information together with Bonanza’s other risk disclosures described in the Company's financial statements, Annual Information Form, the Study and other disclosure available on the Company’s website www.americanbonanza.com and on www.sedar.com and Company’s annual filing on Form 20F with the United States Securities Commission.. Sensitivity analysis set out in the Study indicates that Copperstone project economics are most sensitive to gold price and metal recovery. The disclosure below presents the most salient risks to each type of FLI,. These are current risk discussions and subject to change based on changing macro-economic and market conditions.

Information regarding the economics of mining at the Copperstone project, including the following types of information set out in this news release, “Copperstone Economic Sensitivities at various Gold Prices” “Highlights of results from the Feasibility Study”, “Key Base Case input parameters”, and similar information include FLI. Specific risks associated with this FLI include: (i) the risk that gold prices may rise or fall in the future, which would improve or degrade this type of FLI; the risk that macro-economic conditions change to adjust the risk-free return on capital, thus affecting the discount rate used in these cash flow projections – a rise in the discount rate would reduce the present value of the project; (ii) the risk that capital and labor costs may rise or fall in the future, thus degrading or improving the project economics; (iii) tax structures and taxation rates may change in the future to the detriment or benefit of the project economics; (iv) the risk that equity, debt and corporate markets are not sufficiently robust to allow the project to be financed; (v) risks related to gold recoveries and the availability of off-site gold from concentrate recovery facilities, the lack of which would cause an increase in capital costs and a likely delay to obtaining permits; (vi) delays in obtaining governmental approvals; (vii) risks related to possible variations in ore reserves, grade or recovery rates; (viii) availability of key personnel to provide services which while currently good, may become difficult, potentially leading to delays in obtaining permits and conducting operations; (ix) accidents, labor disputes and other risks inherent to the mining industry; (x) inflation, which could affect cost estimates and negatively affect project economics; (xi) delays in obtaining financing to commence mining operations, all of which may affect the attainment of this FLI. The Company has assessed these risks using among other things Monte Carlo simulations which indicate the likelihood that these risks are realized and preclude the FLI from coming to fruition is limited. This type of FLI, economic summary data, is affected by most of the risks associated with the project because it is bottom line economic results type information.

“Permit Timeline Target” and similar information: Specific risks associated with these statements include: delays in obtaining governmental approvals; determinations by government agencies adverse to Bonanza’s interests; application of more stringent requirements by governmental agencies than that expected by the current fast track process applied to previously mined properties, changes in law and regulations, in particular environmental regulations, and availability of key personnel to provide services, which, while currently good, may expand or contract; all of which may affect the attainment of this FLI.

Information concerning the potential to expand the project: Specific risks associated with this disclosure: geologic risk inherent in the discovery and quantification of mineral resources – additional drilling may provide information that reduces or enhances the economic prospect of current mineral resources; which may affect the attainment of this FLI.

For further information call:

Jim Bagwell, Corporate Communications
Phone: 1-877-688-7523
Email: info@americanbonanza.com